1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 26, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of a new portfolio of the Fund, Frontier Emerging Markets Portfolio (the “Portfolio”), filed with the Commission on April 12, 2012.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 109 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 26, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information About the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests.

Comment 3.          Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

Comment 5.          In the future, please provide a completed Fee Table (including any footnotes) to the Staff in the 485(a) filing to the extent that such information is available at the time of filing; however, please provide the Staff with such completed Fee Table prior to filing under Rule 485(b).

Response 5.          We have provided you with the requested information.

COMMENTS TO THE PROSPECTUS

Comment 6.          Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses—Annual Portfolio Operating Expenses table, if appropriate.

Response 6.          This line item is currently not applicable to the Portfolio.

Comment 7.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 7.          There is currently no provision for the recoupment or recapture of waived fees.

Comment 8.          The disclosure under the section entitled “Portfolio Summary—Principal Risks—Investment Company Securities” suggests that the Portfolio may invest in other investment companies.  Please disclose the types of investment companies in which the Portfolio may invest.

Response 8.          As disclosed in the sections of the Prospectus entitled “Portfolio Summary—Principal Investment Strategies” and “Details of the Portfolio—Process,” for purposes of maintaining exposure of at least 80% of the Portfolio’s assets to equity securities of companies operating in frontier emerging market counties, the Portfolio may invest in securities of other open- and closed-end investment companies, including exchange-traded funds.

Comment 9.          Disclosure in the last paragraph under the section entitled “Details of the Portfolio—Process” states that the Portfolio may, but is not required to, use derivative instruments for a variety of purposes.  Please disclose whether such investments will give rise to leverage.

Response 9.          As disclosed in the sections of the Prospectus entitled “Portfolio Summary—Principal Risks” and “Details of the Portfolio—Risks,” certain derivatives in which the Portfolio may invest may give rise to a form a leverage and that leverage magnifies the potential for gain and the risk of loss.

Comment 10.        If the Portfolio has a principal strategy to invest in convertible securities rated below investment grade (i.e., “junk”), please disclose this in the “Principal Investment Strategies” section and include appropriate risk disclosure.

Response 10.        The Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 11.        Fundamental Investment Restriction #1 states that the Portfolio will no “purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Portfolio from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments…”  (Emphasis added).  If the Portfolio has a principal strategy to invest in caps, floors and collars, please disclose this in the “Principal Investment Strategies” section of the Prospectus and include appropriate risk disclosure.

Response 11.        The Portfolio does not have a principal strategy to invest in caps, floors and collars and therefore we do not believe disclosure in the Prospectus is appropriate.

Comment 12.        Please confirm that the Portfolio’s concentration policy set forth under Fundamental Investment Restriction #8 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 12.        Although the Portfolio’s concentration policy set forth under Investment Restriction #8 refers to investments of more than 25%, the Portfolios will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 13.        With respect to Fundamental Investment Restriction #5 regarding borrowing, consider adding explanatory language following the restrictions that states clearly the Portfolios’ policy regarding borrowing.

Response 13.        We respectfully acknowledge your comment; however, we note that an explanation of the Portfolio’s policy regarding borrowing is included in the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Other Securities and Investment Strategies—Temporary Borrowing.”

Comment 14.        With respect to Fundamental Investment Restriction #6 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Portfolios’ policy regarding the issuance of senior securities.

Response 14.        We respectfully acknowledge your comment; however, we note that an explanation of the Portfolio’s policy regarding the issuance of senior securities has been included in the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Other Securities and Investment Strategies— Temporary Borrowing.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss